Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated October 27, 2025

Registration No. 333-282711

TERM SHEET

$185,000,000

6.375% Fixed to Floating Rate Subordinated Notes due 2035

PRICING TERM SHEET

Issuer:	OceanFirst Financial Corp. (the “Company”)

Security:	6.375% Fixed to Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$185,000,000

Expected Ratings:

Moody’s: Baa3 (Stable); Kroll Bond Rating Agency, Inc.: BBB (Stable)

A credit rating of a security is not a recommendation to buy, sell, or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	October 27, 2025

Settlement Date:	October 29, 2025 (T + 2)

Final Maturity Date (if not previously redeemed):	November 15, 2035

Coupon:

Fixed rate period: From and including the Settlement Date to, but excluding, November 15, 2030, or the date of earlier redemption (the “fixed rate period”) 6.375% per annum, payable semiannually in arrears.

Floating rate period: From and including November 15, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the base rate (as defined in the prospectus supplement under “Description of Notes—Interest”), plus a spread of 307.5 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the base rate is less than zero, the base rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: May 15 and November 15 of each year, commencing on May 15, 2026. The last interest payment date for the fixed rate period will be November 15, 2030.

Floating rate period: February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of November 15, 2030 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to November 15, 2030, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay existing indebtedness, including the redemption in full of our 2030 Notes, of which $125.0 million in principal amount is currently outstanding, to support growth initiatives at the Company’s subsidiaries and for general corporate purposes.

The redemption of the 2030 Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2030 Notes, and nothing contained herein constitutes a notice of redemption of the 2030 Notes.

Price to Public:	100% of aggregate principal amount of the Notes.

Underwriters’ Discount:	1.25% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$182,687,500

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•

will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•

will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including our 5.25% Fixed to Floating Rate Subordinated Notes due May 15, 2030;

•

will rank senior in right of payment and upon the Company’s liquidation to (i) our $82.5 million aggregate principal amount of fixed/floating junior subordinated deferrable interest debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•

will be (i) effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and (ii) structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation OceanFirst Bank, National Association’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

•

As of June 30, 2025, on a consolidated basis, the Company’s outstanding debt and deposits totaled approximately $11.4 billion, which includes approximately $10.2 billion of deposit liabilities that would rank senior to the Notes. In addition, as of June 30, 2025, the Company (at the holding company level) had no indebtedness that would rank senior to the Notes, $125.0 million of indebtedness that would rank pari passu to the Notes, and $82.5 million that would rank junior to the Notes.

CUSIP/ISIN:	675234 AC2 / US675234AC29

Joint Book-Running Managers:	Piper Sandler & Co. Keefe, Bruyette & Woods, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it from Piper Sandler & Co. by emailing fsg-dcm@psc.com or Keefe, Bruyette & Woods, A Stifel Company, by emailing USCapitalMarkets@kbw.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Note: We expect that delivery of the Notes will be made against payment therefor on or about the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.